[SHIP][VANGUARD]
                                                                   P.O. Box 2600
                                                     Valley Forge, PA 19482-2600

                                                                    610-669-1538
                                                                   Judy_L_Gaines

April 12, 2006


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                 VIA ELECTRONIC FILING
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549


RE:      VANGUARD BALANCED INDEX FUND


Dear Mr. Sandoe:

     The following responds to your comments of April 11, 2006 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 28 that was filed on February 24, 2006.

COMMENT 1:        PROSPECTUS - PRIMARY INVESTMENT STRATEGIES
----------        ------------------------------------------


Comment:       Consider adding  information to this section regarding the credit
               quality   and   maturity   of   the   bond   portion,   and   the
               market-capitalization of the stock portion.

Response:      We have  considered  the  comment  and do not  plan  to make  the requested revision. We include the more detailed information in our Item 4 disclosure. Since Form N-1A does not specifically require credit quality and market capitalization in the Item 2 disclosure, and since our Item 2 disclosure summarizes the highlights that are more fully fleshed out in our Item 4 disclosure, we are comfortable with our existing disclosure.

COMMENT 2:        PROSPECTUS - FREQUENT TRADING OR MARKET TIMING
----------        ----------------------------------------------


Comment: The Fund's broad policies with respect to frequent trading and market-timing are disclosed under the heading "Frequent Trading or Market-Timing." However, specific policies applicable to discrete types of investors are disclosed in various places throughout the "Investing with Vanguard" section. All of the Fund's policies concerning frequent trading and market-timing should be disclosed together under the heading "Frequent Trading and Market-Timing."

Response:      We believe that the Fund's policies  against frequent trading and market-timing are properly  disclosed in the prospectus  pursuant

April 12, 2006
Page 2


               to Item 6(e)(4) of Form N-1A. Item 6(e)(4) does not require that the specific policies applicable to each type of shareholder be disclosed together in the prospectus. As such, we believe that it is appropriate to have the general discussion of the Fund's policies against frequent trading and market-timing under the heading "Frequent Trading or Market-Timing" with a reference to the "Investing with Vanguard" section where specific policies applicable to different types of shareholders and transactions are disclosed.

               We believe that removing the disclosure from the "Investing with Vanguard" section and combining the disclosure into a single "Frequent Trading and Market-Timing" section would make the discussion of transaction policies incomplete in the "Investing with Vanguard" section. Repeating the specific policies in both the "Investing with Vanguard" section and under the "Frequent Trading and Market-Timing" heading would unnecessarily clutter the prospectus with duplicative disclosure.

COMMENT 3:        PROSPECTUS - INVESTMENT ADVISOR
----------        -------------------------------


Comment: Please add details regarding Mr. Davis' business experience during the past 5 years.

Response:      We will add the requested clarification.


COMMENT 4:        SAI - INVESTMENT LIMITATIONS
----------        ----------------------------


Comment: Although our SAI says that fundamental investment limitations are tested at the time securities are purchased, there are borrowing requirements under the 1940 Act that require adjustments to fund holdings within specific time periods if limits are exceeded. The SAI disclosure should be revised accordingly.

Response:      In  the  Investment   Policies  section  of  the  SAI  under  the
               "Borrowing" heading, we disclose the regulatory requirement that a fund must have continuous asset coverage of 300% of the amount borrowed. We also disclose that if a fund's 300% asset coverage declines due to market fluctuation, a fund may be required to sell some of its portfolio holdings within three days to restore the 300% asset coverage.

               In the Investment Limitations section of the SAI, we disclose our fundamental borrowing limitation as follows, "The Fund may not borrow in excess of 15% of its net assets, and any borrowings by the Fund must comply with all applicable regulatory requirements." (emphasis added)

     We think that these two sections, when read together, address the comment sufficiently.

COMMENT 5:     SAI - DESCRIPTION OF COMPENSATION
----------     ---------------------------------


Comment: Please expand on the discussion of the PM compensation by specifying what benchmark index each PM is compared to in determining his compensation.

Response:      We will make the requested revisions.

April 12, 2006
Page 3


COMMENT 6 - TANDY REQUIREMENTS
------------------------------


Comment:       The SEC is now requiring all registrants to provide at the end of
               response  letters  to  registration   statement   comments,   the
               following statements:


               o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

               o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

               o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Response:      As  required  by  the  SEC,   we  will   provide  the   foregoing
               acknowledgements.

                                    * * * * *

              As required by the SEC, the Fund acknowledges that:

               o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

               o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

               o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.



Sincerely,



Judith L. Gaines
Associate Counsel
Securities Regulation, Legal Department